UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: June 2021	Commission File Number: 001-40509

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

(Name of Registrant)

73 Front Street, Fifth Floor

Hamilton, Bermuda, HM 12

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

99.1	Rights Agreement, dated June 28, 2021, by and among Brookfield Asset Management Inc., Brookfield Asset Management Reinsurance Partners Ltd. and Wilmington Trust, National Association

99.2	Administration Agreement, dated June 28, 2021, by and between Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd.

99.3	Equity Commitment Agreement, dated June 28, 2021, by and between Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd.

99.4	Trademark Sublicence Agreement, dated June 28, 2021, by and between Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd.

99.5	Support Agreement, dated June 28, 2021, by and between Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd.

99.6	Credit Agreement, effective as of June 28, 2021, by and among BAM Re Holdings Ltd., North End Re (Cayman) SPC, North End Re Ltd. and Brookfield Annuity Company as Borrowers; BAM Re Holdings Ltd., as Guarantor; and Brookfield US Holdings Inc. and Brookfield International Holdings Inc., as Lenders.

99.7	Amendment to Investment Agreement, dated June 10, 2021, by and among Brookfield Asset Management Inc., Brookfield Asset Management Reinsurance Partners Ltd., North End Re (Cayman) SPC and American Equity Investment Life Holding Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

Date: June 29, 2021	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Interim Chief Financial Officer